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                                                                 Exhibit (a)(18)

FOR IMMEDIATE RELEASE


               PJ America, Inc. Acquired by PJ Acquisition Corp.

     Birmingham, Alabama, August 31, 2001. PJ America, Inc. announced today the acquisition by PJ Acquisition Corp. of the remaining outstanding shares of common stock of PJ America. A tender offer for the shares expired on August 27, 2001, resulting in the acquisition by PJ Acquisition Corp. and an Investor Group consisting of several officers, directors and significant stockholders of PJ America of approximately 2,500,000 shares. The acquisition of the remaining shares was made by means of a short form merger under Delaware law, effective as of 5:00 p.m. EDT August 31, 2001.

     Pursuant to the terms of the merger, each share of PJ America common stock outstanding as of August 31, 2001, not owned by PJ Acquisition Corp. or the Investor Group, was automatically converted into the right to receive $8.75 in cash, without interest, subject to the exercise of dissenters' rights under Delaware law. Because PJ Acquisition Corp. owned more than 90% of the outstanding shares of PJ America, no vote of the stockholders of PJ America was required to effect the merger.

     The Nasdaq National Market System has delisted PJ America shares as of the close of business on August 31, 2001.

     Headquartered in Birmingham, Alabama, PJ America operates 169 restaurants in nine states and Puerto Rico.